United States securities and exchange commission logo





                              September 21, 2022

       Gilad Yavetz
       Chief Executive Officer and Director
       Enlight Renewable Energy Ltd.
       13 Amal St. Afek Industrial Park,
       Rosh Ha   ayin, Israel

                                                        Re: Enlight Renewable
Energy Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
8, 2022
                                                            CIK No. 0001922641

       Dear Mr. Yavetz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on September 8, 2022

       Prospectus Summary
       Overview, page 1

   1. We note the definition for annualized unlevered consolidated return on invested capital for your operational
projects added in response to prior comment 3. Since the calculation of this measure is derived
by summing Segment Adjusted EBITDA for three of your
                                                        reportable segments,
please tell us your consideration of whether this disclosure represents a non-IFRS measure.
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable Energy Ltd.
Comapany 21,
September  NameEnlight
              2022     Renewable Energy Ltd.
September
Page 2    21, 2022 Page 2
FirstName LastName
The Offering, page 14

2. We note your disclosure that all information in the prospectus assumes or gives effect to a
         10 for 1 reverse split of your ordinary shares. However, we note no difference to your per share information compared to your previous submission. Please clarify how you have presented this reverse split.
Our amended and restated articles of association to be effective upon the closing of this offering, page 55

3. We note your response to prior comment 10. You state at page 55 that your Israeli Forum
         Provisions would not apply to claims brought pursuant to the Securities Act or the
         Exchange Act. Please make sure your amended and restated articles of association also states this clearly. Please also advise whether there is uncertainty as to whether a court would enforce your Israeli Forum Provisions. If so, please revise your risk factor accordingly.
Use of Proceeds, page 58

4. We note your response to prior comment 11 and reissue it. We note your disclosure that you intend to use the majority of the net proceeds from this offering for future project equity financing; that the remaining net proceeds from the offering will be used for working capital purposes and general corporate purposes; and that you may also use a portion of the proceeds to acquire or invest in businesses, however, you do not have agreements or commitments for any material acquisitions or investments at this time. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item
         3.C.1 of Form 20-F.
Capitalization, page 60

5.       Please remove the netting effects of cash and cash equivalents from your total
         capitalization so that it presents a total of the debt and equity components of the
         company   s capitalization.
Management's discussion and analysis of financial condition and results of operations
Segment information
Reconciliation of Non-IFRS Financial Information, page 76

6.       We note that the adjustment for    Proceeds from the sale of
electricity recognized as
         Financial Assets Payments    used to derive both Segment Revenue and
Total Segment
         Revenues represents an allocation of consideration for the recovery of contract assets in respect of concession arrangements in accordance with IFRIC 12. Since this adjustment
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable Energy Ltd.
Comapany 21,
September  NameEnlight
              2022     Renewable Energy Ltd.
September
Page 3    21, 2022 Page 3
FirstName LastName
         does not appear to reflect revenue from contracts with customers accounted for in accordance with IFRS 15, it may substitute individually tailored recognition and measurement methods for those of IFRS. Refer to Question 100.04 of Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations and tell us why this adjustment is appropriate.
7. Similar to the above comment, please tell us why you believe it is appropriate to include
         the adjustment for    Proceeds from the sale of electricity recognized
as Financial Assets
         Payments    to derive Total Segment Adjusted EBITDA. In this regard,
it appears this non-
         IFRS adjustment is for an amount that is not part of your operating results. Tell us how your reconciliation of Total Segment Adjusted EBITDA is consistent with Item 10(e)(2)
         of Regulation S-K.
Liquidity and capital resources
Financing our project origination initiatives, corporate overhead and holding company bond repayments, page 79

8. We note your disclosure that you had no outstanding equity financing commitments for projects that had reached financial close, except for projects identified in Israel and in
         Hungary. Please revise to clarify the nature of the two projects identified as the exceptions.
Financial statements as of December 31, 2021
Consolidated statements of changes in equity, page F-7

9. For clarity, please revise to present a total column for Capital reserves. Alternatively, provide the investor with an understanding that the six middle columns sum to total
         Capital reserves as reflected on the statements of financial position. Additionally, center the title of Capital Reserves above the six columns.
Consolidated statements of cash flows, page F-9

10. Please explain to us why you believe it is appropriate to classify the Repayment of contract assets and Finance income in respect of contract asset as an operating activity as opposed to an investing or financing activity, respectively. As part of your response, please identify the authoritative guidance that supports your classification.
Notes to the financial statements as of December 31, 2021
Note 2 - Significant accounting policies
I. Deferred costs in respect of projects, page F-19

11. We note from your response to prior comment 13 that you account for deferred costs in respect of projects in accordance with IAS 16. Please clarify for us why you have not included these costs, which appear akin to construction in progress, within Fixed Assets.
         In addition, please further revise your accounting policy to explain how you account for these costs upon the commencement of project operations.
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable Energy Ltd.
Comapany 21,
September  NameEnlight
              2022     Renewable Energy Ltd.
September
Page 4    21, 2022 Page 4
FirstName LastName
Q. Revenue recognition, page F-27

12. We note the revisions you made in response to prior comment 27. However, it appears that further revisions are necessary by each revenue stream to address the disclosure requirements in IFRS 15, including paragraphs 119 through 126. In this regard, without limitation, we are unable to locate, by each revenue stream, when performance obligations are satisfied, the timing of that satisfaction, significant payment terms, whether you have performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Alternatively, tell us where this disclosure is provided, by each revenue stream, or why this disclosure is not necessary.
Note 8 - Investments in investee entities
C. Investment in associate entities, page F-44

13. We note from your response to prior comment 28 that all of your equity method investments were in loss positions as at December 31, 2021. Please revise your disclosure to address the requirement in IFRS 12.22(c) or tell us why this disclosure is not necessary.
Note 15 - Debentures, page F-58

14. We note from your response to prior comment 31 that you have not recorded a derivative liability component with respect to your Series C convertible debentures. Based on the conversion terms described on page F-61, we note that the unpaid principal balance is not convertible into a fixed amount of ordinary shares because of the different conversion terms at the date of conversion. Please clarify for us why you do not believe there is an embedded derivative in these debentures.
Note 28 - Operating segments, page F-84

15. We note from your response to prior comment 7 and revised disclosure on page 75 that
         Segment Adjusted EBITDA is the measure of profitability for each reportable segment used by the CODM. However, we note that certain descriptions in this footnote appear to describe multiple measures of profitability, which does not appear consistent with IFRS
         8.26. For instance, we note disclosure referring to i) the CODM   s
evaluation of results
         distinguished between geographical location and arrangements which apply to various projects, and ii) a set of reports based on evaluation of solar power systems as fixed asset items which generate electricity revenues and not as contract assets. These descriptions
         are then followed by the statement that the    results of the segments
are also based on the
         Company   s segment adjusted EBITDA.    [Emphasis added] Please
provide clarification
         with regards to the identification of your measure of segment profitability per IFRS 8.26.
16. In addition to the above, we note your presentation of Segment Revenues differs from
         Reportable Revenues for the Israel segment and for total consolidated revenues. Tell us how the presentation of multiple measures of revenues from external customers is consistent with IFRS 8.23.
 Gilad Yavetz
Enlight Renewable Energy Ltd.
September 21, 2022
Page 5
Interim condensed consolidated financial statements
Condensed consolidated statements of income and other comprehensive income, page F-112

17. Please revise this statement to present your per share amounts rounded to the nearest cent
         (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.
Notes to the condensed consolidated financial statements as of June 30, 2022, page F-120

18. Please revise to include disclosure of the disaggregation of revenue from contracts with customers required by IFRS 15.114-115. Refer to IAS 34.16A(l).
Note 4 - Significant transactions and events during the reporting period
I. Change of estimate in the accounting treatment of the Halutziot project, page F-124

19. We note your conclusion in the second quarter of 2022 that the Halutziot facility is no longer under the scope of IFRIC 12. Please provide us with an analysis to support your change in accounting treatment.
Exhibits

20. We note your response to prior comment 18 and reissue in part. Please file the credit facility agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. as exhibits to your registration statement or provide a more detailed analysis explaining why it is not necessary.
General

21. We note your response to prior comment 36. However, we note disclosure in the interim period financial statements that reflect financial information in a transaction currency only. As one example, disclosure on page F-123 discloses consideration from issuance of
FirstName LastNameGilad Yavetz
       shares and debentures on an NIS basis only. Please further review your submission, and
Comapany   NameEnlight
       where              Renewable
              applicable, revise       Energy
                                 to present   Ltd. in U.S. dollars or present
the translated U.S.
                                            amounts
       dollar
September  21,amount  parenthetically.
               2022 Page   5
FirstName LastName
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable Energy Ltd.
Comapany 21,
September  NameEnlight
              2022     Renewable Energy Ltd.
September
Page 6    21, 2022 Page 6
FirstName LastName
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Joshua G. Kiernan